Afya Limited Announces the Appointment of Two New Independent Members of Board of Directors

Belo Horizonte, Brazil, August 26, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the appointment of Mr. João Paulo Seibel de Faria and Mr. Miguel Filisbino Pereira de Paula to its board of directors and audit committee as independent members, effective as of today.

Mr. de Paula has more than 35 years of experience in HR in the Brazilian corporate world, holding positions such as Senior HR Director of Grupo Pão de Açucar, HR Vice President of Estacio Participações, Head of Organization Development at Votorantim Cimentos and HR of Grupo Gerdau. He holds an MBA degree from USP and a post-grad degree in HR from PUCRS.

João Paulo Seibel de Faria has more than 25 years of experience in companies like Arthur Andersen S/C, Ericsson Telecomunicações and Microsoft. In this last one he spent 18 years in different leadership roles in Latin America and the US in Sales, Marketing and in Finance (last role as CFO in Brazil). Since October 2019 he has been working as Latin America CFO for Didi Chuxing (China Giant Mobility Company that owns 99 Tecnologia in Brazil).

Mr. Faria holds a bachelor degree in Business from FAAP and an Executive MBA from IBMEC Business School (both in Sao Paulo). Additionally he holds several executive sessions in leadership, strategy and global business environment from Fundação Dom Cabral, INSEAD and Devry.

Besides Mr. de Paula and Mr. Faria appointment, we had two movements in our board of directors and committee composition, first Mr. Flavio Dias left the Audit Committee and will remain only as an Independent Member in our Board of Director, second, Mr. Rafael Munerato has resigned from the company’s Board of Director and Audit Committee, effective August 26, 2020.

About Afya

Afya is the leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they enroll as medical students through their medical residency preparation, graduation program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals, through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

Contact: Investor Relations: ir@afya.com.br